Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase Announces Management Changes

Yossi Aloni Promoted to President of Optibase Inc, the Company's U.S. Subsidiary

Eli Sharon Joins as Vice President Research & Development, Optibase Ltd.

HERZLIYA, Israel,  October 12, 2007 – Optibase Ltd. (NASDAQ:OBAS) (“Optibase” or the “Company”) a leading provider of advanced digital video solutions announced today the appointment of Mr. Yossi Aloni as president of the Company’s U.S. subsidiary, Optibase Inc., replacing Adam Schadle who is leaving Optibase Inc. for another business endeavor. In addition, Mr. Eli Sharon will be joining the Company as vice president of research & development. Both Mr. Aloni and Mr. Sharon will play key roles in the advancement of the Company as it continues the execution of its business plan. They bring vast experience in both the video and broadcast markets, the primary markets in which the Company operates.

Mr. Aloni will oversee all of Optibase’s US-based activities in addition to his current position of vice president of marketing and the responsibility for the Company’s overall business development, marketing strategy and policy, product definition and product marketing management. Mr Michael Chorpash, who has played a key role in sales management at Optibase Inc., has been promoted to vice president of sales. Mr. Chorpash will be responsible for managing the sales team in Optibase Inc.

Mr. Sharon, in his role as Optibase’s vice president of research and development, will be responsible for the Company’s global research and development strategies. Sharon is taking over these responsibilities from Mr. David Sackstein allowing Mr. Sackstein to devote his time to his role as chief technology officer. Prior to joining Optibase, Mr. Sharon served as director of system engineering and program manager at YES, the leading satellite television provider in Israel.

“I would like to thank Adam for years of dedication and service to the Company. Adam has played a key role in multiple facets of our organization and has been a great asset to the Company. We are very sorry to see Adam depart from Optibase and we wish him all the best.” said Tom Wyler, executive chairman and CEO of Optibase.

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Mr. Wyler continued “On behalf of everyone at Optibase, I would like to welcome Eli Sharon to the Company and congratulate Yossi Aloni in his new role. Both are important contributions to Optibase management team with their vast knowledge and expertise in video and broadcasting technologies. As part of the management team, they will play a key role in leading Optibase forward, creating innovative solutions and striving to achieve our strategic goals. We are very pleased to have them both on board.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake to update forward-looking statements made herein.